Exhibit 7.1

	Fiscal Year Ended August 31,
	1998		1999		2000		2001		2002
	(Unaudited)
	(Dollars in Thousands, Except Ratios)
Earnings:
Earnings (loss) before income taxes and non-controlling interest	$(14,671)		$(10,192)		$6,926		$(8,382)		$(4,583)

Fixed Charges:
Interest expense, net	$25,024		$23,811		$17,375		$13,366		$10,714
Deferred finance amortization	864		578		520		354		357

Total Fixed Charges	$25,888		$24,389		$17,895		$13,720		$11,071

Earnings plus fixed charges	$11,217		$14,197		$24,821		$5,338		$6,488

Ratio of earnings to fixed charges	.43	x	.58	x	1.39	x	.39	x	.59	x